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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of    May, 2000
                                           -----------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   PRESS RELEASE.
                                 Proposed acquisition of Trimark Financial
                                 Corporation ("Trimark")

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AMVESCAP PLC
732677
IMMEDIATE RELEASE  9TH MAY 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3941


[AMVESCAP LOGO APPEARS HERE]                                   PRESS RELEASE




      PROPOSED ACQUISITION OF TRIMARK FINANCIAL CORPORATION ("TRIMARK")
     -------------------------------------------------------------------

LONDON, 9TH MAY 2000 - The Boards of Directors of AMVESCAP PLC ("AMVESCAP") (NYSE: AVZ) and Trimark Financial Corporation ("Trimark") (TSE: TMF) have reached an agreement for AMVESCAP to acquire Trimark, in a transaction valued at CDN$ 2.7 billion ((pounds sterling)1.16 billion). The consideration for the proposed acquisition will be achieved by a combination of cash and shares of AMVESCAP

"This transaction combines two excellent businesses--AIM and Trimark--to create a company with a leading position in the Canadian marketplace," noted Mr. Charles Brady, Chairman and Chief Executive Officer of AMVESCAP. "With Trimark, a name synonymous with the growth of the Canadian mutual fund industry, we will expand our Canadian presence dramatically, broaden our product mix, and add critical distribution channels and operational capacity. Through this union we will continue to grow significantly in one of the world's largest mutual fund markets."

"Trimark is pleased to have the opportunity to partner with a global investment manager of AMVESCAP's stature," says Robert Krembil, Chairman of Trimark Financial Corporation. "We are extremely optimistic about the opportunities to enhance the products and services that we offer our customers--as well as provide interesting career opportunities for our employees. The merger of Trimark with AMVESCAP's Canadian operation will combine two of the most trusted and respected brands in the market."

At 31st March 2000, Trimark's funds under management were CDN$24.8 billion ((pounds sterling)10.65 billion). Following the acquisition, AMVESCAP will have funds under management of approximately US$410 billion ((pounds sterling)256 billion) reinforcing its position as one of the largest independent investment management businesses in the world.

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The acquisition is conditional on the approval of AMVESCAP and Trimark shareholders together with regulatory and other approvals.



FOR FURTHER INFORMATION PLEASE CONTACT:
---------------------------------------

           AMVESCAP:  ROBERT F. MCCULLOUGH
                      Chief Financial Officer
                      1 404 724 4251


                      ANGUS MAITLAND
                      The Maitland Consultancy
                      44 (0) 20 7379 5151

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[AMVESCAP LOGO APPEARS HERE]
                                                                 PRESS RELEASE



9TH MAY 2000



INTRODUCTION
------------

The Boards of Directors of AMVESCAP PLC ("AMVESCAP") and Trimark Financial Corporation ("Trimark") have reached an agreement for AMVESCAP to acquire Trimark, in a transaction valued at CDN$ 2.7 billion ((pounds sterling)1.16 billion). The consideration for the proposed acquisition will be achieved by a combination of cash and shares of AMVESCAP.

AMVESCAP's strategy is to secure a leading position in all of the world's major investment markets. The combined assets of AMVESCAP's existing business in Canada (AIM Funds Management Inc) and Trimark will give AMVESCAP a leading position in the Canadian market as the second largest mutual fund company.

Following the acquisition, AMVESCAP will have funds under management of approximately US$410 billion ((pounds sterling)256 billion), reinforcing its position as one of the largest independent investment management businesses in the world.


BACKGROUND
----------

AMVESCAP is one of the world's largest independent investment management complexes, with $391.6 billion of assets under management at 31st March 2000, operating under the AIM and INVESCO brand names. AMVESCAP provides its clients with a broad array of domestic, foreign and global investment products and has a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia. AMVESCAP's business is focused entirely on investment management.

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AMVESCAP is organised into four operating groups:

Managed Products Group
----------------------
which manages and distributes the AIM and INVESCO families of funds in the United States and load mutual funds in Canada through AIM Funds Management Inc;

U.S. Institutional Group
------------------------
which manages portfolios for institutional investors in the United States;

Global Group
------------
which conducts operations outside North America, including retail and institutional investment management and related marketing activities primarily in Europe and Asia; and

Retirement and Benefit Services Group
-------------------------------------
which develops, markets, manages and provides administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

On 19th April 2000 AMVESCAP announced its results for the three months to 31st March 2000 reporting that profit before tax and goodwill amortisation amounted to (pounds sterling)124.7 million ($198.3 million) compared to (pounds sterling)69.7 million ($114.3 million) for the first quarter of 1999. Revenues increased to (pounds sterling)369.5 million ($587.5 million) from (pounds sterling)241.1 million ($395.4 million) in 1999. Diluted earnings per share before goodwill amortisation amounted to 12.5p for the 2000 period (1999:
7.1p), an increase of 76%.

Trimark began it's operations in 1981 and grew from CDN$800,000 in assets under management to over CDN$24.8 billion at 31st March 2000. Trimark now stands as Canada's sixth largest mutual fund company managing a range of 33 mutual funds and 23 segregated insurance funds, with strong brand recognition . It is also a well-regarded participant in the segregated insurance fund, institutional, defined contribution and group RSP businesses. It employs approximately 800 people in its principal location in Toronto and throughout Canada. Trimark's processing technology and administration is regarded as among the best in the Canadian industry.

Trimark announced the results of operations for the year ended 31st March 2000 on 9th May 2000. Revenue for the 2000 fiscal year was CDN$547.5 million, net income was CDN$95.1 million and fully diluted earnings per share amounted to CDN$0.97. Earnings before interest, taxes, depreciation and amortisation amounted to CDN$298.6 million for the year ended 31st March 2000. Mutual fund
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assets under management were CDN$24.8 billion at 31st March 2000.

While the net assets of the businesses to be acquired are expected to be minimal, Trimark had over CDN$300 million in cash and short term investments at 31st March 2000.

BENEFITS OF THE ACQUISITION
---------------------------

In an increasingly consolidating global marketplace, a firm's size, market position, brands and financial strength are critical. The combination will enhance AMVESCAP's market leadership position in Canada significantly by expanding channels of product distribution to the key independent financial advisors and broadening the platform for the distribution of global products. Economies of scale will be achieved in addition to enhanced distribution and product diversification. The combined enterprise will gain from joining the AIM and Trimark brands

The acquisition is in line with AMVESCAP's strategy to secure a leading position in each of the world's major investment markets.

The combined assets of AIM (AMVESCAP's existing business in Canada) and Trimark will give AMVESCAP a leading position in the Canadian market place as the 2nd largest mutual fund company. The Canadian equity mutual fund market is the 3rd largest in the world.

The Canadian mutual fund industry's assets are expected to grow at an average annual rate of 15% for the next 10 years. Mutual funds are the investment vehicle of choice in Canada for several reasons:

o At 40% household penetration, mutual funds are a known and well-understood vehicle.
o Canadian household savings are shifting from short term to long term assets.
o   Long term savings is supported through government tax policy.

As a result of the acquisition, AMVESCAP will broaden its platform for the distribution of its global brands.

A key component of AMVESCAP's business philosophy is strength through diversification and the ability to encompass and nurture a wide range of investment styles across all asset classes. Trimark offers a further diversification in investment style and significant additional product breadth.

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STRUCTURE OF THE TRANSACTION
----------------------------

The merger agreement has been approved by the Boards of Directors of AMVESCAP and Trimark. Under the agreement, AMVESCAP will offer Trimark shareholders a mix of consideration valued at approximately CDN$27.00 per share for an aggregate purchase price of CDN$2.7 billion (in each case, based on the closing price of AMVESCAP Ordinary Shares on the London Stock Exchange on 8th May 2000. Total consideration will include a fixed amount of cash of approximately
CDN$760 million and, at current prices, approximately CDN$1.97 billion in shares or other AMVESCAP linked securities, all subject to proration.

Trimark shareholders will be given considerable flexibility in their choice of consideration, including an ability to elect to receive either AMVESCAP Ordinary Shares or shares of an AMVESCAP Canadian subsidiary which are exchangeable into Ordinary Shares ("Exchangeable Shares"). Additionally, Trimark shareholders may elect to receive consideration in the form of up to CDN$1.3 billion in principal amount of equity subordinated debentures ("ESDs") subject to a minimum ESD issuance of CDN$100 million. If the trading price of the underlying AMVESCAP Ordinary Shares increases or decreases by up to 12.5% from the current level, the number of shares to be issued will be adjusted accordingly. The final value of the consideration to be offered and the exact number of AMVESCAP Ordinary Shares or Exchangeable Shares to be issued will be based upon the weighted average of the Canadian dollar equivalent of the trading prices of AMVESCAP Ordinary Shares on the London Stock Exchange for a period of five consecutive trading days ending the day that is three business days prior to the closing.

The Exchangeable Shares will be exchangeable at the option of each shareholder for an equivalent number of AMVESCAP Ordinary Shares. The AMVESCAP shares are listed on the London, New York and Paris Stock Exchanges and are traded on the Frankfurt Stock Exchange.

The Exchangeable Share option is designed to provide existing Trimark shareholders and management with the opportunity to participate in the growth and development of the combined organisation through shares traded on the Toronto Stock Exchange. These Exchangeable Shares will represent one of the first occasions that Canadian shareholders have been offered the opportunity to hold Exchangeable Shares in a UK based company.

The merger agreement also allows Trimark shareholders to elect for consideration in the form of a 6.0% coupon, three year term ESD. The ESDs are a form of convertible debenture security with a strike price at the AMVESCAP Ordinary Share price calculated as of the issue date and an appreciation cap of 20% above the strike price. The proposed term of the AMVESCAP ESD are substantially consistent with past issues in the Canadian market, but with the added feature of convertibility at any time at the option of the holder as opposed to a conversation privilege only at maturity. This is the first time that such a security has been offered in Canada as part of an acquisition.

The merger agreement contains non-solicitation and break fee provisions.
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In addition, AMVESCAP has entered into voting agreements with five principal shareholders representing approximately 35% of the outstanding common shares of Trimark. Under the agreements the shareholders irrevocably agree to vote their shares in favor of the transaction.

The transaction will be effected through a court-approved plan of arrangement in Canada and is subject to approval by the shareholders of both companies as well as regulatory approvals. The acquisition is expected to be completed by the end of August 2000.

IMPACT ON EARNINGS
------------------

The impact of the acquisition on AMVESCAP's diluted earnings per share, before goodwill amortisation and the costs of the integration of the business, is expected to be slightly accretive.

DOCUMENTATION
-------------

The formal documentation setting out the details of the offer will be sent to Trimark shareholders as soon as practicable. A circular to AMVESCAP shareholders convening an Extraordinary General Meeting to consider resolutions to approve the transaction and take other steps necessary to implement the offer will also be sent as soon as practicable.

ADVISERS
--------

AMVESCAP is being advised by CIBC World Markets.

Trimark is being advised by RBC Dominion Securities.

Further details of the transaction will be sent to shareholders in due course.


NOTE FOR EDITORS :
AMVESCAP is one of the world's largest independent investment managers with $391.6 billion of assets under management at 31st March 2000. Operating under the AIM and INVESCO brands, AMVESCAP offers a broad array of investment products and services to institutions and individuals across all distribution channels. With over 5,700 professionals in 40 offices throughout North America, Europe, Asia and Latin America, AMVESCAP serves clients in more than 100 countries. The Company is listed on the London, New York, and Paris Stock Exchanges with the symbol "AVZ" and is also traded on the Frankfurt Stock Exchange.

Trimark Financial Corporations' principal business is conducted through Trimark Investment Management Inc. (TIMI), a leading Canadian investment management company that is a sponsor, manager and distributor of mutual and segregated funds, as well as fixed-income products. Since its founding in 1981, TIMI has grown to
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manage assets of about CDN$25 billion in 33 mutual funds and 23 segregated funds, and operates in offices in Toronto, Montreal, Vancouver and Calgary. Trimark Financial Corporation has about 800 permanent and part-time staff. It became a publicly traded company in 1992.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 9 May, 2000                           By /s/ MICHAEL S. PERMAN
     -----------                             -----------------------
                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary